UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission file number 1-11106

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

PRIMEDIA Inc.

PRIMEDIA EMPLOYEE STOCK PURCHASE PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PRIMEDIA Inc.

745 Fifth Avenue

New York, New York 10151

PRIMEDIA Inc.

PRIMEDIA Employee Stock Purchase Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of PRIMEDIA Inc.

and Participants of the PRIMEDIA Employee Stock Purchase Plan

New York, New York:

We have audited the accompanying statements of net assets available for benefits of the PRIMEDIA Employee Stock Purchase Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 29, 2007

PRIMEDIA Inc.

PRIMEDIA Employee Stock Purchase Plan

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

	December 31,
	2006	2005
ASSETS:

Employer accounts receivable	$175,387	$246,408

Total assets	175,387	246,408

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$175,387	$246,408

See Notes to Financial Statements

PRIMEDIA Inc.

PRIMEDIA Employee Stock Purchase Plan

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006, 2005 and 2004

	Year ended	Year ended	Year ended
	December 31, 2006	December 31, 2005	December 31, 2004

Participant contributions	$371,622	$545,391	$719,281

Total additions	371,622	545,391	719,281

Purchases of stock and transfers to employees	442,643	670,261	878,157

Decrease in net assets available for benefits	(71,021)	(124,870)	(158,876)

Net assets available for benefits, beginning of year	246,408	371,278	530,154

Net assets available for benefits, end of year	$175,387	$246,408	$371,278

See Notes to Financial Statements

PRIMEDIA Inc.

PRIMEDIA Employee Stock Purchase Plan

Notes to Financial Statements

1.                                       DESCRIPTION OF THE PLAN:

The following description of the PRIMEDIA Inc. (the “Company”) PRIMEDIA Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan’s provisions.

a.                                       General Description

The Plan is an employee stock purchase plan that allows participants to purchase shares of the Company’s Common Stock (“Stock”) through payroll deductions. The Plan’s fiscal year is divided into two six-month periods (“Offering Periods”). The Offering Periods are January 1 to June 30 and July 1 to December 31 and represent the periods during which participants’ payroll deductions are accumulated. At the end of each Offering Period, the participants’ accumulated payroll deductions are used to purchase shares of Stock.  For offering periods beginning January 1, 2004 and prior to January 1, 2006 participants could purchase shares of Stock for an amount equal to 90% of the closing price of a share of Stock on the last day of the Offering Period (“Purchase Price”).  The corresponding date upon which the share calculation is based is herein referred to as the Purchase Price Date.

Effective January 1, 2006 and for the Offering Periods thereafter, Plan management amended the Plan document to change the Purchase Price to an amount equal to 95% of the closing price of a share of Stock on the last day of the Offering Period.

The Plan was approved by the Company’s Board of Directors on March 27, 2000. The stock subject to issuance under the Plan is authorized but unissued common stock, treasury shares or shares purchased on the open market. The aggregate number of shares, which may be issued pursuant to the Plan, is 5,000,000.At December 31, 2006, including all shares issued and all shares for which payroll deductions are sufficient to purchase Stock, approximately 2,342,000 shares of Stock are available for future purchases by Plan participants.

The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as “ERISA”).

b.                                      Eligibility

All full-time employees, or part-time employees who customarily work at least 20 hours per week and five months a year, are eligible to participate in the Plan. Eligible employees may only enroll in the Plan prior to the beginning of an Offering Period.

c.                                       Stock Purchases

On the last trading day of each Offering Period, the amount of each participant’s accumulated payroll deductions is applied towards the purchase of the maximum number of whole and fractional shares of Stock possible, determined by dividing the participant’s total contribution by the Purchase Price per share applicable for that Offering Period. Purchased shares of Stock are transferred to a brokerage account in the name of the participant at a securities brokerage firm approved by a committee appointed by the Board of Directors of the Company.

d.                                      Participant Contributions

Participants may elect to have 2% to 5% of their “Base Salary” (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock. Participants may only increase or decrease their deduction percentages prior to the beginning of an Offering Period and may not decrease their deductions during the Offering Period except to stop contributing. No interest accrues or is paid on participants’ accumulated payroll deductions. Once made, the Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees’ payroll deductions from any other funds of the Company or to hold funds representing the same, pending the application thereof, to the purchase of shares at the end of each Offering Period in accordance with the Plan.

e.                                       Participant Refunds

Plan participants may withdraw from the Plan prior to the last day of an Offering Period by properly notifying the Company. A participant’s accumulated payroll deductions for the Offering Period prior to withdrawal from the Plan will be promptly refunded to the participant without interest (unless required by law). In addition, Plan participants can elect to stop future contributions and leave contributions already made in the current Offering Period in the Plan (to purchase shares at the end of the Offering Period) by properly notifying the Company at specified times prior to the last day of an Offering Period.

Participants who terminate their employment relationship with the Company are not eligible to continue in the Plan. All payroll deductions accumulated during the Offering Period through the date of such cessation of employment are refunded to the employee or, in the event of the employee’s death, to the beneficiary designated by the participant on his/her Enrollment/Change Form.

f.                                         Administrative Expenses

The Company bears all costs in connection with the Plan including administrative fees and all fees associated with the issuance of Stock.  The Plan participant is responsible for all brokerage and related expenses associated with the sale of Stock.

Administrative expenses related to the Plan, paid for by the Company, amounted to approximately $20,000, $21,000 and $26,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

g.                                      Plan Termination

The Plan may be terminated at any time by the Company’s Board of Directors but such termination shall not affect shares then outstanding under the Plan.  If at any time shares of Stock reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares shall be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase Stock, and the Plan shall terminate.  Upon such termination or any other termination of the Plan, all payroll deductions not used to purchase stock will be refunded, without interest (unless required by law).

2.                                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.                                       Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.                                      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

3.                                       INCOME TAX STATUS:

In order to afford more favorable tax treatment to participants, the Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended. As such, the Plan is not required to file income tax returns or pay income taxes.  Under Section 423, a participating employee will generally not recognize taxable income, and the Company will generally not be entitled to a tax deduction for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases shares of Stock under the Plan.

4.                                       SUBSEQUENT EVENTS:

Subsequent to December 31, 2006, all of the plan’s net assets were used to purchase 109,242 shares of Stock, which were issued to participants by the Company in January 2007.  The 109,242 shares of Stock purchased subsequent to December 31, 2006 had a market value of $184,617 as of the Purchase Price Date.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in PRIMEDIA Inc.’s Registration Statement Nos. 333-52280, 333-88240 and 333-97395 on Form S-8, of our report dated March 29, 2007, appearing in this Annual Report on Form 11-K of the PRIMEDIA Employee Stock Purchase Plan for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

New York, NY
March 29, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the PRIMEDIA Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRIMEDIA Inc.
PRIMEDIA Employee Stock Purchase Plan

March 29, 2007

	By:	/s/ Jason S. Thaler
Jason S. Thaler
Senior Vice President & Deputy General Counsel
PRIMEDIA Inc.